Exhibit (a)(5)(F)

JOHNSON & JOHNSON COMPLETES TENDER OFFER FOR
OMRIX BIOPHARMACEUTICALS, INC.

New Brunswick, NJ (December 27, 2008) -- Johnson & Johnson (NYSE: JNJ) today announced that stockholders of Omrix Biopharmaceuticals, Inc. (NASDAQ: OMRI) (“Omrix”) tendered approximately 16,749,152 shares of Omrix common stock, including approximately 1,293,924 shares subject to guaranteed delivery procedures, representing approximately 97.8% of Omrix's outstanding common stock.  According to the terms of Johnson & Johnson’s tender offer, shares that were validly tendered and not withdrawn have been accepted for payment.  The tender offer expired at 12:00 midnight (Eastern time) on Dec. 26, 2008, and was not extended.

Johnson & Johnson intends to complete the acquisition of Omrix through what is known as a “short-form merger,” that is, without a vote or meeting of Omrix’s remaining stockholders.  Each of the remaining shares of Omrix common stock (other than shares owned by stockholders of Omrix who properly exercised their appraisal rights under Delaware law) will be converted into the right to receive $25.00 per share, less any required withholding taxes, in cash and without interest, which is the same amount per share that was paid in the tender offer.  The merger is expected to occur as soon as practicable.  Following the merger, Omrix is expected to operate as a stand-alone entity reporting through ETHICON, Inc., a Johnson & Johnson company and Omrix’s common stock will no longer list on NASDAQ.

About Johnson & Johnson

Caring for the world, one person at a time…inspires and unites the people of Johnson & Johnson.  We embrace research and science - bringing innovative ideas, products and services to advance the health and well-being of people.  Our 119,400 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day, throughout the world.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Omrix.

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